Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Appoints Aviram Shemer
Chief Financial Officer

TEL AVIV, ISRAEL, January 10, 2007, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), the leader in Software DRM, strong authentication and content security solutions, today announced the appointment of Mr. Aviram Shemer as Chief Financial Officer effective immediately.

Shemer returns to Aladdin after holding senior management positions at two Israeli-based NASDAQ-listed companies. Most recently, he was Chief Financial Officer at PowerDsine Ltd., a developer of Power over Ethernet (PoE) solutions recently acquired by Microsemi Corporation. Prior to that, he served as Vice President of Finance for Alvarion, Ltd., a provider of wireless broadband solutions and specialized mobile networks. Mr. Shemer served at Aladdin for six years in various positions, most recently serving as Vice President of Finance. Mr. Shemer holds a B.A. in Accounting and Economics and an MBA with a specialization in Finance and Accounting from Tel Aviv University.

“A seasoned executive with strong experience in finance and operations, Aviram offers a clear record of accomplishment and a unique familiarity with Aladdin,” said Yanki Margalit, Chief Executive Officer of Aladdin Knowledge Systems. “We welcome Aviram to Aladdin’s senior management team. He offers consistently proven management experience important to Aladdin as we continue to implement our growth strategy and further strengthen our financial position.”

As announced previously, Ms. Efrat Makov, former Chief Financial Officer, will remain with the Company through the reporting of fourth quarter and fiscal year 2006 financial results to ensure a smooth transition.

About Aladdin
Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), founded in 1985, is a global provider of security solutions. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software developers and publishers to protect their intellectual property, increase revenues through licensing, and reduce losses from software piracy. Aladdin’s Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (identity and password management) and what content their users can utilize (proactive content security). Aladdin has offices in 10 countries, a worldwide network of channel partners and holds numerous industry awards for innovation and reliability. For more information, please visit the Aladdin Web site at www.Aladdin.com.

©2002-2006 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners